

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE

February 12, 2010

Steven C. Metzger
Metzger & McDonald PLLC
3626 N. Hall Street, Suite 800
Dallas, Texas 75219-7600

> **Re:** **New Concept Energy Inc. (Company or GBR)**
> **December 31, 2008 Form 10-K**
> **March 31, June 30 and September 30, 2009 Forms 10-Q**
> **File No.: 000-08187**

Dear Mr. Metzger,

In your letter dated January 19, which was referred to me on February 4, 2010, in response to the staff's December 15, 2009 comments on the Company's 1934 Act periodic reports listed above, the Company requests that the staff waive the following requirements:

1. Historical and pro forma financial statements for producing oil & gas properties acquired in the third quarter of 2008 required by Rule 8-04 and Rule 8-05 of Regulation S-X,
2. Application of the ceiling test specified in Rule 4-10(c)(4) of Regulation S-X for recently acquired properties, and
3. Disclosures pursuant to SFAS 69 for properties recently acquired.

We have considered the information provided in your letter, and each of these waiver requests is discussed below.

Acquired oil & gas properties

As indicated in comment 5 of the staff's letter dated December 15, 2009, the company is required by Rule 8-04 of Regulation S-X to provide pre-acquisition financial statements for an acquired business and by Rule 8-05 to provide pro forma financial statements in its Form 8-K reporting the acquisition. The staff considers the acquisition of producing oil and gas properties to be the acquisition of a business. It appears the acquisition was significant to the Company in excess of 100% and pre-acquisition audited financial statements for two years and unaudited subsequent interim financial statements are required to be provided. The staff will not object if the Company provides Statements of Revenues and Direct Expenses for the acquired business in lieu of full financial statements.

We will not waive the requirements of Form 8-K. Since you did not file the required financial statements and pro forma financial information within the extended time period provided by the Form, we will not consider them to have been timely filed for purposes of Form S-3, even if they are subsequently filed.

Further, until you file audited financial statements of the acquired business for the time span required under Rule 8-04 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:
   (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
   (b) dividend or interest reinvestment plans;
   (c) employee benefit plans;
   (d) transactions involving secondary offerings; or
   (e) sales of securities under Rule 144.

Once you file audited financial statements that include the post-acquisition results of operations of the acquired entity for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required under Rule 8-04 of Regulation S-X. However, considering the significance of the acquisition, the post-acquisition results of the acquired entity will need to be included in the Company's _audited_ financial statements for a minimum of 21 months (or through June 30, 2010 if the company were to audit its interim financial statements; otherwise through the year ended December 31, 2010).

Application of the ceiling test to recently acquired properties

In your response to comment 7 in the staff's December 15, 2009 letter, you request a waiver of the full cost ceiling limitation specified in Rule 4-10(c)(4) of Regulation S-X. Your response provides no information in support of your assertion that the fair value of the recently acquired property exceeds its unamortized costs. As indicated in SAB Topic 12.D.3(a) and ASR 258, you must demonstrate that the additional value exists beyond a reasonable doubt.

Your waiver request with the additional supporting information that fair value exceeds the unamortized costs should be addressed to the Office of the Chief Accountant of the SEC, with a copy to the Division of Corporation Finance. Guidance with respect to submitting that request can be found at:

   http://www.sec.gov/info/accountants/ocasubguidance.htm.

Disclosures required by SFAS 69

Oil and gas assets and operations are a significant portion of the Company's total assets and operations at December 31, 2008 and September 30, 2009. As indicated in comment 6 of the staff's letter dated December 15, 2009, all disclosures specified by ASC 932 (SFAS 69 paragraphs 10 through 34) should be provided in your 2009 Form 10-K. Information with respect to changes in proved reserves and changes in the standardized measure should be provided from the September 19, 2008 acquisition date through December 31, 2008 and for the year ended December 31, 2009.

The staff's conclusions are based solely on the information included in your letter and in the Company's 1934 Act filings. Different or additional material information could lead to different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant